CM 3-10

03012331

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR 0 3 2003 WASH. D.C. 155 PROCESSING SECTION

SEC FILE NUMBER
8-41765

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01-01-2002 (MM/DD/YY) AND ENDING 12-31-2002 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hanmi Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3600 Wilshire Blvd., Suite 2000
(No. and Street)

Los Angeles (City) CA (State) 90010 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Eul Hyung Choi 213-368-3600
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lee & Park Co.
(Name – *if individual, state last, first, middle name*)

3550 Wilshire Blvd., Suite 738 (Address) Los Angeles (City) CA (State) 90010 (Zip Code)

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

BP 3/19

## OATH OR AFFIRMATION

I, Eul Hyung Choi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hanmi Securities, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

2/27/03

Signature

President, CEO, CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## JURAT

State of California
County of Los Angeles } ss.

Subscribed and sworn to (or affirmed) before me this 27th day of February, 2003, by
Date Month Year

(1) [illegible]
Name of Signer(s)

(2) ______________________
Name of Signer(s)

MARIA EDMONDS
Commission # 1215473
Notary Public - California
Los Angeles County
My Comm. Expires May 7, 2003

Maria Edmonds
Signature of Notary Public

**OPTIONAL**

*Though the information in this section is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.*

**Description of Attached Document**

Title or Type of Document: Annual Audited Report

Document Date: February 27, 2003 Number of Pages: 2

Signer(s) Other Than Named Above: ______________________

| RIGHT THUMBPRINT OF SIGNER #1 | RIGHT THUMBPRINT OF SIGNER #2 |
|---|---|
| Top of thumb here | Top of thumb here |

**LEE & PARK CO.**
Certified Public Accountants
3550 Wilshire Blvd., Suite 738
Los Angeles, CA 90010
Telephone 213 381 3787
Facsimile 213 381 5366

## Independent Auditors' Report

The Board of Directors
Hanmi Securities, Inc.:

We have audited the accompanying statement of financial condition of Hanmi Securities, Inc. as of December 31, 2002 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hanmi Securities, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that Hanmi Securities, Inc. will continue as a going concern. As discussed in Note 10 to the financial statements, the Company's recurring losses from operations, decrease in revenue and failure to meet net capital requirement by the Uniform Net Capital Rule of the Securities and Exchange Commission raise substantial doubt about the entity's ability to continue as a going concern. Management's plans in regard to these matters are described in Note 10. The financial statements do not include any adjustments relating to the recoverability and classification of reported asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedule 1 and 1(a) is presented for purposes of additional analysis and is not required for a fair

presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

February 26, 2003

**HANMI SECURITIES, INC.**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2002**

**ASSETS**

| | |
|---|---|
| CURRENT ASSETS | |
| Cash | $ 25,035 |
| Receivables from brokers or dealers | 138,649 |
| Receivables from non-customers (Note 3) | 176,207 |
| Securities available for sale (Note 2) | 280,672 |
| Prepaid expense | 581 |
| Total current assets | 621,144 |
| PROPERTY AND EQUIPMENT (Note 2) | |
| Office Equipment | 123,613 |
| Machine and equipment | 178,308 |
| Furniture and fixtures | 92,622 |
| Leasehold improvement | 27,438 |
| Total property and equipment | 421,981 |
| Less: Accumulated depreciation | (266,339) |
| Net property and equipment | 155,642 |
| OTHER ASSETS (Note 4) | 143,522 |
| | $ 920,308 |

**LIABILITIES AND STOCKHOLDER'S EQUITY**

| | |
|---|---|
| CURRENT LIABILITIES | |
| Note payable (Note 5) | $ 143,526 |
| Accrued expenses and other current liabilities | 135,354 |
| Total current liabilities | 278,880 |
| LONG TERM LIABILITIES | |
| Good faith deposit payable (Note 6) | 30,000 |
| Total long term liabilities | 30,000 |
| STOCKHOLDER'S EQUITY | |
| Common stock, $1.00 par value, 10,000 authorized; 1,000 shares issued and outstanding | 1,000 |
| Additional paid-in capital | 1,749,000 |
| Retained earnings | (1,119,244) |
| Accumulated other comprehensive income: | |
| Unrealized holding loss on securities available for sale (Note 8) | (19,328) |
| Total stockholder's equity | 611,428 |
| | $ 920,308 |

See accompanying notes to financial statements.

# HANMI SECURITIES, INC.

## STATEMENT OF OPERATIONS
## FOR THE YEAR ENDED DECEMBER 31, 2002

| | |
|---|---|
| REVENUE | |
| Commissions and fees | $ 2,688,294 |
| Interest | 4,652 |
| Others | 24,978 |
| TOTAL REVENUE | 2,717,924 |
| SELLING, GENERAL AND ADMINISTRATIVE EXPENSES: | |
| Commissions | 801,776 |
| Quotation service | 430,405 |
| Salaries and employee benefits | 883,328 |
| Rent | 196,413 |
| Others | 503,306 |
| TOTAL SELLING, GENERAL AND ADMINISTRATIVE EXPENSES | 2,815,228 |
| OPERATING LOSS | (97,304) |
| GAIN ON SALE OF PROPERTY AND EQUIPMENT | 1,000 |
| NET LOSS BEFORE INCOME TAX BENEFIT | (96,304) |
| INCOME TAX BENEFIT (Note 7) | 1,789 |
| NET LOSS | $ (94,515) |
| ACCUMULATED DEFICIT, Beginning of the year | (1,024,729) |
| ACCUMULATED DEFICIT, End of the year | $ (1,119,244) |

See accompanying notes to financial statements.

# HANMI SECURITIES, INC.

## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
## FOR THE YEAR ENDED DECEMBER 31, 2002

| | Common stock | Additional paid-in | Accumulated deficit | Other comprehensive income | Total |
|---|---|---|---|---|---|
| Balance at December 31, 2001 | $ 1,000 | $ 1,749,000 | $ (1,024,729) | $ - | $ 725,271 |
| Net loss | | | (94,515) | | (94,515) |
| Unrealized holding loss | | | | (19,328) | (19,328) |
| Balance at December 31, 2002 | $ 1,000 | $ 1,749,000 | $ (1,119,244) | $ (19,328) | $ 611,428 |

See accompanying notes to financial statements.

# HANMI SECURITIES, INC.

## STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDED DECEMBER 31, 2002

| | | |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| Net loss | $ | (94,515) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Depreciation and amortization | | 61,488 |
| Changes in operating assets and liabilities | | |
| Receivables from brokers or dealers | | 56,017 |
| Receivables from non-customers | | 128,451 |
| Prepaid expense | | 800 |
| Other assets | | 79,692 |
| Accounts Payable | | (47,037) |
| Accrued expenses and other current liabilities | | 30,798 |
| Deferred tax liabilities | | (4,251) |
| Good faith deposit payable | | 5,000 |
| Gain on sales | | (1,000) |
| Net cash provided by operating activities | | 215,443 |
| CASH FLOWS FROM INVESTING ACTIVITIES: | | |
| Purchase of securities for sale | | (300,000) |
| Acquisition of property and equipment | | (12,851) |
| Proceed of sales of property and equipment | | 1,000 |
| Net cash used in investing activities | | (311,851) |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | |
| Proceed of note payable | | 83,526 |
| Net cash provided by financing activities | | 83,526 |
| NET DECREASE IN CASH | $ | (12,882) |
| CASH, Beginning of year | | 37,917 |
| CASH, End of year | $ | 25,035 |
| SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION | | |
| Cash paid during the year for: | | |
| Income taxes | $ | 862 |
| Interest expense | $ | 10,840 |

See accompanying notes to financial statements.

Scehdule 1

# COMPUTATION OF NET CAPITAL

| | | | | |
|---|---|---|---|---|
| 1. | Total ownership equity from Statement of Financial Condition | | | 611,428 [3480] |
| 2. | Deduct ownership equity not allowable for Net Capital | | | - 611,428 [3490] |
| 3. | Total ownership equity qualified for Net Capital | | | [3500] |
| 4. | Add: | | | |
| | A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | | [3520] |
| | B. Other (deductions) or allowable credits (List) | | | |
| | | [3525A] | [3525B] | |
| | | [3525C] | [3525D] | |
| | | [3525E] | [3525F] | [3525] |
| 5. | Total capital and allowable subordinated liabilities | | | [3530] |
| 6. | Deductions and/or charges: | | | |
| | A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) | | [3540] | |
| | B. Secured demand note deficiency | | + [3590] | |
| | C. Commodity futures contracts and spot commodities - proprietary capital charges | | + [3600] | |
| | D. Other deductions and/or charges | | + [3610] | (650,436) [3620] |
| 7. | Other additions and/or credits (List) | | | |
| | | [3630A] | + [3630B] | |
| | | [3630C] | + [3630D] | |
| | | [3630E] | + [3630F] | [3630] |
| 8. | Net capital before haircuts on securities positions | | | (39,007) [3640] |
| 9. | Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)): | | | |
| | A. Contractual securities commitments | | + [3660] | |
| | B. Subordinated securities borrowings | | + [3670] | |
| | C. Trading and investment securities: | | | |
| | 1. Exempted securities | | + [3735] | |
| | | | + | |

| | | | |
|---|---|---|---|
| 2. Debt securities | | [3733] | |
| 3. Options | | + [3730] | |
| 4. Other securities | | + [3734] | |
| D. Undue Concentration | | + [3650] | |
| E. Other (List) | | | |
| | [3736A] | + [3736B] | |
| | [3736C] | + [3736D] | |
| | [3736E] | + [3736F] | |
| | | [3736] | (39,007) [3740] |
| 10. Net Capital | | | [3750] |

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

**Part A**

| | | |
|---|---|---|
| 11. | Minimum net capital required (6-2/3% of line 19) | [3756] |
| 12. | Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A) | + [3758] |
| 13. | Net capital requirement (greater of line 11 or 12) | 30,000 [3760] |
| 14. | Excess net capital (line 10 less 13) | (69,007) [3770] |
| 15. | Excess net capital at 1000% (line 10 less 10% of line 19) | (39,007) [3780] |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | |
|---|---|---|---|
| 16. Total A.I. liabilities from Statement of Financial Condition | | | [3790] |
| 17. Add: | | | |
| A. Drafts for immediate credit | | + [3800] | |
| B. Market value of securities borrowed for which no equivalent value is paid or credited | | + [3810] | |
| C. Other unrecorded amounts(List) | | | |
| | [3820A] | + [3820B] | |
| | [3820C] | + [3820D] | |

| | | | |
|---|---|---|---|
| | [3820E] | + [3820F] | |
| | | [3820] | [3830] |
| 19. | Total aggregate indebtedness | | [3840] |
| 20. | Percentage of aggregate indebtedness to net capital (line 19 / line 10) | | % [3850] |

The above computation differs from the computation of net capital as of December 31, 2002 which was previously filed by the company on form X-17A-5. Reconciliation is computed in the accompanying schedule(A).

Schedule 1 (A)

# HANMI SECURITIES, INC.

Reconciliation of Supplementary Schedule 1 Computation
Under Rule 15c3-1 as of December 31, 2002 with
Company's Computation as of December 31, 2002

| | Net Capital |
|---|---|
| Balance per Company's computation | $ 156,252 |
| Adjustment to: | |
| Ownership equity | (121,156) |
| Nonallowable assets | (116,203) |
| Haircut securities | 42,100 |
| Balance per Schedule 1 | $ (39,007) |

**HANMI SECURITIES, INC.**
**Note to Financial Statements**
**December 31, 2002**

## (1) ORGANIZATION

Hanmi Securities, Inc. (the "Company") is a registered broker and dealer in securities under the Securities Exchange Act of 1934.

## (2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### *General Accounting Policy*

Accounting records are maintained on an accrual basis.

### *Use of Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### *Property and Equipment*

Property and equipment are stated at cost, less accumulated depreciation. Depreciation of property and equipment is calculated based on the straight-line method over the estimated useful lives of the related assets as follows:

| | |
|---|---|
| Office equipment | 5 years |
| Machinery and equipment | 5 years |
| Furniture and fixtures | 7 years |
| Leasehold improvement | shorter of 10 years or remaining lease term |

### *Income Taxes*

The Company accounts for income taxes under the asset and liability method whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates

expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under this method, the effect of deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

*Employee Benefit*

The Company has a cafeteria plan that allows qualified employees to choose among various employer-provided benefits, including additional cash compensation. Qualified benefits include group-term life insurance, accident or health insurance, dependent care assistance and contributions under qualified cash or deferred arrangement.

*Securities Available for Sale*

The Company classifies short-term investments as available-for-sale when it determines that such investments may be sold at a future date or if there are foreseeable circumstances under which the Company would sell such investments before the maturity date, Investments designated as available-for-sale are recorded at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of other comprehensive income until realized. Accretion of discounts and amortization of premiums are recognized on the interest method and are included in interest income on securities available for sale. Gains and losses realized upon sale, or determination or impairment of value deemed other than temporary, of securities available-for-sales are recorded in income using the specific-identification method.

All short-term investments were equity securities purchased and there were no accretion of discounts and amortization of premiums during 2002.

**(3) RECEIVABLE FROM OFFICER**

At December 31, 2002, there is a balance due from the Company's officer in the amount of $105,007. The balance was incurred from the interest charge for loans made to the officer and is included in the receivables from non-customers balance at December 31, 2002. Interest charge is calculated based on the outstanding loan amount, the outstanding days of loan receivable and its annual fixed interest rate of 8%. Loan receivable with the shareholder is $ 0 at December 31, 2002.

## (4) OTHER ASSETS

Other assets consist of security deposit and clearing account deposit. Clearing deposit account represents the amount deposited to the broker and dealer. At December 31, 2002, the balance in clearing deposit account is $106,303.

## (5) NOTE PAYABLE

The Company obtained a $200,000 revolving line of credit from its bank with interest charged at prime plus 1.5% per annum on February 7, 2002 and subsequently, converted into a term loan on September 15, 2002. Monthly payment of $1,944 includes the interest expense of Prime rate plus 1.25% (currently 5.75%). Remaining balance is payable on October 15, 2003 as a balloon payment.

## (6) GOOD FAITH DEPOSIT PAYABLE

The Company has been granted to have no more than 9 day-trading branch offices by NASD. As of December 31, 2002, the Company has 2 day-trading branch offices under independent contractor agreement. To ensure the good faith relationship between the Company and branch offices, independent contractors agree to deposit $15,000, which is refundable one month after satisfactory termination of the agreement.

## (7) INCOME TAX

The components of the income tax provision (benefit) are as follows:

| | | |
|---|---|---|
| Current: | | |
| | Federal | $ - |
| | State | 2,462 |
| Deferred: | | |
| | Federal | (3,000) |
| | State | (1,251) |
| | | $ (1,789) |

Deferred taxes reflect the impact of future tax consequences associated with temporary differences between the amount of assets and liabilities recorded for tax and financial accounting purposes. These temporary differences are determined in accordance with SFAS No. 109. Temporary differences and carryforwards, which give rise to a

significant portion of deferred tax assets and liabilities as of December 31, 2002 are as follows:

| | Assets |
|---|---|
| Net operating loss carryforwards | $ 353,000 |
| Other | 15,000 |
| Total deferred asset | 368,000 |
| Valuation allowance | (363,749) |
| | $ 4,251 |

The Company has established a valuation allowance against its deferred tax assets in accordance with the provisions of SFAS No. 109. The valuation allowance was provided due to the management's determination that the increased deferred tax assets resulting from the fiscal 2001 operation loss may not be realized.

**(8) NET CAPITAL REQUIREMENT**

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission. Such rule prohibits the Company from engaging in any security transactions whenever its "aggregate indebtedness" (as defined) exceeds fifteen times its "net capital" (as defined). Under such rule, and the related rules of the National Association of Securities Dealer, Inc., the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1, and it may be prohibited from expanding its business if its net capital ratio exceeds 10 to 1.

At December 31, 2002, the Company had a net capital requirement of $30,000, whereas it had a net capital of $(39,007) and failed to meet minimum capital requirements. Such a failure can initiate certain mandatory as well as additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company and the financial statements.

Subsequently, on January 23, 2003, the Company issued and sold the additional common stock to acquire $100,000 net capital and restored the net capital to meet the requirement.

**(9) COMMITMENTS AND CONTINGENCIES**

As of December 31, 2002, the Company leases the office spaces under long-term operational lease, which are non-cancelable through August, 2004 and November, 2005, respectively. The leases contain option to renew and provision for payments by the lessee for property taxes, maintenance and other operation costs.

Minimum future rentals for non-cancelable operational lease are as follow

| | |
|---|---|
| 2003 | $ 126,553 |
| 2004 | 89,968 |
| 2005 | 31,545 |
| Total | $ 248,066 |

The Company is subject to various claims that arise in the normal course of business. Currently, the Company is under the arbitration settlement as a defendant for several claims related to the retail stock trades. Management does not believe that the resolution of these claims will have a significant impact in the Company's financial position or results of operation.

**(10) GOING CONCERN**

As shown in the accompanying financial statements, the Company's accumulated deficit is $1,119,244 as of December 31, 2002 and, as of that date, current liabilities represent 88% of total liabilities. The Company also failed to meet the minimum capital requirement (see Note 8), and the sales volume has been decreased for two consecutive years. Those factors, as well as the overall economic condition for the stock trade and its broker dealership, create an uncertainty about the Company's ability to continue as a going concern. Management has developed a plan to increase the level of sales and their profit margin and is searching for investors to provide additional capital.

The ability of the Company to continue as a going concern is dependent on the success of this plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

**(11) SUBSEQUENT EVENT**

On January 29, 2003, the Company issued and sold 100 shares of common stock to Hanmi Capital Group, Inc. with the consideration of $100,000, which increases the total number of common stock issued into 1,100.

**LEE & PARK CO.**
Certified Public Accountants

3550 Wilshire Blvd., Suite 738
Los Angeles, CA 90010

Telephone 213 381 3787
Facsimile 213 381 5366

## Independent Auditors' Report

The Board of Directors
Hanmi Securities, Inc.:

We have audited the financial statements of Hanmi Securities, Inc. for the year ended December 31, 2002, and have issued our report thereon dated February 26, 2003. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the Company's financial statements. We also made a study of the practices and procedures followed by the company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-13(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3 that we considered relevant to the objectives stated in Rule 17a-3(a)(11). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verification and comparisons and the recordation of differences required by Rule 17a-3 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company des not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to access the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to access whether those practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly with generally accepted accounting principles.

Because of inherent limitations in any system of internal accounting control, errors, or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk

that procedures may become inadequate because of changes in conditions, or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation made for the limited purposes described in the first paragraph would not necessarily disclose all weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Hanmi Securities, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believe to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

The Company failed to meet the net capital requirement required by Uniform Net Capital Rule of the Securities and Exchange Commission and the National Association of Securities Dealers, Inc.

Based on this understanding and on our study, except for the failure discussed in the preceding paragraph, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission objectives.

This report is intended solely for the use of management, the National Association of Securities Dealers, Inc. and should not be used for any other purpose.

Lee & Park Co.

February 26, 2002